October 15, 2007

Simon Chin, President
Iris BioTechnologies Inc.
5201 Great America Parkway, Suite 320
Santa Clara, California 95054

> **Re:** **Iris BioTechnologies Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 17, 2007**
> **File No. 333-142076**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

If we fail to comply with FDA requirements, page 8

1.   Please clarify your disclosure in this risk factor so that investors can reconcile the statement in the first paragraph that you intend to seek FDA approval with the statement in the second paragraph that you believe you do not require approval. For example, do you mean that, although you do not believe that you will be subject to the FDA's pre-market approval process, you still must comply with the FDA's pre-market certification process?

2.   Please describe the reason that there is a risk that the FDA might subject your products to the more extensive pre-market approval process. For example, if your statements regarding your products' potential to make treatment recommendations might result in the FDA concluding that your product requires more extensive approval than is required of products that are merely laboratory tests, please say

so directly. Also, in an appropriate section of your document, please describe the pre-market approval process and its duration.

3.   Your response to prior comment 6 appears to address merely potential pre-market approval requirements. However, prior comment 6 was intended to address your disclosure in the third paragraph of this risk factor which deals with FDA requirements other than pre-market approval. Your disclosure that implies that you are subject those other requirements only if you are subject to the pre-market approval process seems to contradict your disclosure on page 27 and does not appear to be supported the guidance you cite in your response. Therefore, we reissue the comment.

Government Regulation, page 25

4.   We note the duration disclosed in response to prior comment 7. If the duration could be substantially longer, please say so clearly.

5.   We note your paragraph at the end of page 27 describing "[o]ur EU product registrations." Please clarify if you have any such registrations in place or whether you are discussing potential future applications.

Recent Sales of Unregistered Securities, page II-1

6.   We note your response to prior comment 11. Please provide us a cart that clearly reconciles the disclosure in this section to the information in your Statement of Deficiency in Stockholders' Equity. For example, we don't see your 2005 transactions described in this section.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Simon Chin, President
Iris BioTechnologies Inc.
October 15, 2007
Page 3

        You may contact Kevin Kuhar at 202-551-3668 or in his absence, Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements
and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc: Jeff Fessler, Esq.
        Yoel Goldfeder, Esq.